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August 26, 2024

VIA EDGAR

Mr. Thomas Kluck

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The Export-Import Bank of Korea
The Republic of Korea
Registration Statement under Schedule B
File No. 333-280523
Filed on June 27, 2024

Dear Mr. Kluck:

On behalf of our clients, The Export-Import Bank of Korea (“KEXIM”) and The Republic of Korea (the “Republic” and, together with KEXIM, the “Registrants”), we set forth below the Registrants’ responses to the oral comments we received on August 19, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on our response letter filed with the Commission on August 14, 2024, which in turn was prepared in response to the Staff’s comments we initially received on July 24, 2024 relating to the Registrants’ registration statement under Schedule B (File No. 333-280523) (the “Registration Statement”) filed with the Commission on June 27, 2024. For your convenience, we have summarized below the Staff’s oral comments and have provided the Registrants’ responses immediately below each of the comments.

With this letter, the Registrants are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to some of the Staff’s comments we received.

1.

Please explain in greater detail the reasons or drivers for the change in valuation of trading derivatives to a net gain of Korean won 56 billion in 2023 from a net loss of Korean won 764 billion in 2022.

Trading Derivatives

The Registrants respectfully inform the Staff that KEXIM utilizes its derivative instruments primarily to hedge most of its exposures to fluctuations in various foreign currencies and interest rates, to the extent feasible. These instruments include interest rate swaps (“IRSs”) and cross currency swaps (“CCSs”), some of which KEXIM classifies as trading derivatives, rather than as hedging derivatives based on application of the hedging accounting method.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the locations listed above.

Mr. Thomas Kluck

August 26, 2024

p. 2

For example, KEXIM enters into IRSs in order to hedge the risk of differences between its interest income received on loan assets based on floating rates and its interest expenses paid on debentures issued at fixed rates. On initial designation, these IRSs would be classified either as hedging derivatives if a hedging relationship has been established, or as trading derivatives if a hedging relationship does not exist. If KEXIM later determines that a hedging relationship is no longer valid for any hedging derivative, KEXIM would discontinue classifying such derivative as a hedging derivative and would instead designate it as a trading derivative.

KEXIM also enters into IRSs in relation to its project finance (“PF”) loan assets, which usually entail floating rates of interest, as the borrowers generally wish to lock in their payment obligations at a fixed rate given the typically long maturity period. In such cases, KEXIM enters into IRSs with the borrowers to receive fixed rates of interest, which are classified as trading derivatives, and KEXIM then enters into back-to-back reverse IRSs in the market (usually with third party financial institutions) to send out fixed rates of interest received pursuant to the first IRS for floating rates of interest in order to hedge its own risk arising from the initial IRS that it entered into with the borrower of the PF loan assets. These reverse IRSs are also classified as trading derivatives.

The Registrants, in order to provide the Staff with a better understanding of the factors that had a large impact on the valuations of trading derivatives in 2022 and 2023, have prepared the breakdowns shown below.

2022

The main factors that contributed the most to the changes in the fair value of KEXIM’s trading derivatives in 2022 were as follows:

•

IRSs using floating rates on the sell side paired with fixed rates on the buy side, which were mainly in the following currencies: the U.S. Dollar (“USD”) (USD SOFR ON or USD 3M/6M LIBOR), the Australian Dollar (“AUD”) (AUD 3M BBSYB), and the British Pound (GBP SONIA ON and GBP 6M LIBOR);

•	CCSs using fixed rates in Euro or the Korean Won (“KRW”) on the buy side paired with fixed rates in USD on the sell side;

•	CCSs using floating rates in the Mexican Peso (“MXN”) (MXN TIIE 28D) on the buy side paired with fixed rates in USD on the sell side;

•	CCSs using floating rates in AUD (AUD 3M BBSW) on the buy side paired with floating rates in USD (USD 3M LIBOR) on the sell side; and

•	CCSs using floating rates in USD (USD 3M LIBOR) on the sell side paired with fixed rates in KRW on the buy side.

Mr. Thomas Kluck

August 26, 2024

p. 3

A numerical presentation of the changes in exchange rates and interest rates mentioned above from 2021 to 2022 are as shown below:

	As of December 31, 2021		As of December 31, 2022		Percentage Change
	(Korean Won or percentage, as applicable)
Exchange Rates(1):
1 U.S. Dollar (USD)	~~W~~	1,185.50	~~W~~	1,267.30	12.33%
1 Australian Dollar (AUD)	~~W~~	858.89	~~W~~	858.41	(0.06)%
1 British Pound (GBP)	~~W~~	1,600.25	~~W~~	1,527.67	(4.54)%
1 Euro (EUR)	~~W~~	1,342.34	~~W~~	1,351.20	0.66%
1 Mexican Peso (MXN)	~~W~~	57.92	~~W~~	65.06	12.33%
Interest Rates:
USD SOFR ON		0.05%		4.30%	8,500.00%
USD 3M LIOR		0.21%		4.77%	2,179.58%
USD 6M LIBOR		0.34%		5.14%	1,398.82%
AUD 3M BBSW		0.05%		3.06%	6,456.67%
GBP SONIA ON		0.19%		3.43%	1,698.27%
GBP 6M LIBOR		0.47%		4.35%	817.84%
MXN TIIE 28D		5.44%		10.53%	93.57%

(1)	Converted to Won amounts at the market average exchange rates in effect on December 31, 2021 and 2022, as applicable, as announced by Seoul Money Brokerage Services, Ltd.

2023

The main factors that contributed the most to the changes in the fair value of KEXIM’s trading derivatives in 2023 were CCSs using floating rates in MXN (MXN TIIE 28D) or fixed rates in Euro on the buy side paired with fixed rates in USD on the sell side.

A numerical presentation of the changes in exchange rates and interest rates mentioned above from 2022 to 2023 are as shown below:

	As of December 31, 2022		As of December 31, 2023		Percentage Change
	(Korean Won or percentage, as applicable)
Exchange Rates(1):
1 Mexican Peso (MXN)	~~W~~	65.06	~~W~~	75.98	16.78%
1 Euro (EUR)	~~W~~	1,351.20	~~W~~	1,426.59	5.58%
1 U.S. Dollar (USD)	~~W~~	1,267.30	~~W~~	1,289.40	1.74%
Interest Rates:
MXN TIIE 28D		10.53%		11.50%	9.21%

(1)	Converted to Won amounts at the market average exchange rates in effect on December 31, 2022 and 2023, as applicable, as announced by Seoul Money Brokerage Services, Ltd.

Hedging Strategy

The Registrants also respectfully inform the Staff that it is KEXIM’s hedging strategy to try to manage and mitigate risks related to foreign currency and interest rate exposures, such that all the gains and losses from derivative instruments and the related hedged items, together with the gains and losses on foreign exchange transactions and valuations (captured in the “net gain (loss) on foreign exchange transaction” line item on KEXIM’s financial statements, which embodies the impact of foreign currency exposures in KEXIM’s hedged items), usually offset one another to a substantial extent.

Mr. Thomas Kluck

August 26, 2024

p. 4

Although the changes in KEXIM’s net gain (loss) on hedging derivative assets and the gain (loss) on the trading derivative components included in net gain (loss) on financial assets at fair value through profit or loss appeared to be the largest drivers of the increase in KEXIM’s income between 2022 and 2023, these were largely offset by changes in the net gain (loss) on the fair value hedged items components included in net other operating income (expenses) and net gain (loss) on foreign exchange transactions, as shown below in the excerpt from KEXIM’s separate statements of comprehensive income for the years ended December 31, 2023 and 2022 (left) and the relevant numbers extracted from the notes to KEXIM’s separate financial statements for the years ended December 31, 2023 and 2022 that show the line items that largely offset one another (right):

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023		2022
	(Korean won in millions)
OPERATING INCOME:
Net interest income (Notes 24 and 37):
Interest income	~~W~~	5,856,490	~~W~~	3,070,500
Interest expenses		(4,971,276)		(2,118,108)

		885,214		952,392

Net commission income (Notes 25 and 37):
Commission income		464,744		362,932
Commission expenses		(30,189)		(26,194)

		434,555		336,738

Dividend income (Note 26)		61,970		60,627
Net gain (loss) on financial assets at FVTPL (Note 27)		209,808		(305,507)
Net gain (loss) on hedging derivative assets (Notes 20 and 28)		2,013,401		(3,223,739)
Net gain (loss) on financial investments (Note 29)		726		(47)
Net gain (loss) on foreign exchange transaction		(1,062,884)		514,938
Net other operating income (expenses) (Note 30)		(931,214)		3,173,480
Additional impairment loss on credit (Note 31 and 37)		(279,070)		(677,995)
General and administrative expenses (Note 32)		(271,357)		(261,423)

Total operating income		1,061,149		569,464

NON-OPERATING INCOME (Note 33):
Net gain (loss) on investments in associates and subsidiaries		7,177		5,545
Net other non-operating income (expenses)		(6,982)		(4,143)

		195		1,402

PROFIT BEFORE INCOME TAX		1,061,344		570,866
INCOME TAX EXPENSES (Note 34)		(338,592)		(183,955)

PROFIT FOR THE YEAR		722,752		386,911

	2023	2022
	(all in Korean won in millions)
27. Gain (Loss) on Financial Assets at FVTPL
Trading derivatives:
Gain on valuation	618,916	1,567,207
Loss on valuation	-563,390	-2,330,999
Gain on transaction	1,646,358	1,617,433
Loss on transaction	-1,600,700	-1,235,833
Sub-total	101,184	-382,192

28. Gain (Loss) on Hedging Derivatives
Gain on hedging instruments	2,856,110	492,483
Loss on hedging instruments	-842,709	-3,716,222
Sub-total	2,013,401	-3,223,739

Net Gain (Loss) on Foreign Exchange Transaction (this item only shows up on the Income Statement — no separate note)	-1,062,884	514,938

30. Other Operating Income (Expenses)
Other operating income:
Gain on fair value hedged items	282,391	3,439,247
Other operating expenses:
Loss on fair value hedged items	-1,210,415	-273,771
Sub-total	-928,024	3,165,476

Total Net Amount Relating to All Derivatives (sum of all yellow-highlighted numbers above)	123,677	74,483

As shown above, the net amount relating to gains and losses on all of KEXIM’s derivatives and foreign exchange transactions/valuations were ~~W~~74.5 billion in 2022 and ~~W~~123.7 billion in 2023, which KEXIM regards as the net impact on its profit (loss) for the year relating to derivatives and foreign exchange and interest rate fluctuations, which falls under KEXIM’s target range that it strives to maintain under its risk management policy.

Mr. Thomas Kluck

August 26, 2024

p. 5

The Registrants respectfully acknowledge the Staff’s comments and advise the Staff that they have revised the relevant paragraph on pages 8-9 and page 23 of the Registration Statement, through Amendment No. 1, as follows, and plan to provide a similar level of disclosure where relevant in the Registrants’ future filings, to the extent relevant:

MD&A section (pages 8-9):

We had net income of ~~W~~723 billion in 2023 compared to ~~W~~387 billion in 2022. The principal factors for the increase in net income included:

•

a change in net gain (loss) on hedging derivative assets to a net gain of ~~W~~2,013 billion in 2023 from a net loss of ~~W~~3,224 billion in 2022, due to a decrease in losses on hedging instruments to ~~W~~843 billion in 2023 from ~~W~~3,716 billion in 2022 and an increase in gains on hedging instruments to ~~W~~2,856 billion in 2023 from ~~W~~492 billion in 2022, which in turn was primarily due to ~~increased~~continued volatility in exchange rates (including USD and BRL) and interest rates ~~in 2023;~~(including the USD 3-Month London Interbank Offered Rate, the Secured Overnight Financing Rate and the Australia 3-Month Bank Bill Swap Rate) in 2023 (see “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2023 and 2022—Note 27”); and

•

a change in net gain (loss) on financial assets at fair value through profit or loss to a net gain of ~~W~~210 billion in 2023 from a net loss of ~~W~~306 billion in 2022, primarily due to a change in valuation of trading derivatives to a net gain of ~~W~~56 billion in 2023 from a net loss of ~~W~~764 billion in 2022~~; and~~, which in turn resulted mainly from changes in exchange rates (including MXN, USD and EUR) and interest rates (including MXN TIIE 28D) between 2022 and 2023 that impacted the valuation of our various interest rate swap and cross-currency swap derivative products in 2023 (see “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2023 and 2022—Note 28”).

•

~~a 58.8% decrease in additional impairment loss on credit to W279 billion in 2023 from W678 billion in 2022, mainly reflecting a general improvement in the overall asset quality of our loan portfolio in 2023, in particular with regard to our large refinery project in the Middle East.~~

These factors were in large part offset by:

•

a change in net other operating income (expenses) to net expenses of ~~W~~931 billion in 2023 from net income of ~~W~~3,173 billion in 2022, primarily due to change in net gain (loss) on fair value hedged items to a net loss of ~~W~~928 billion in 2023 from a net gain of ~~W~~3,165 billion in 2022 (see “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2023 and 2022—Note 30”); and

•

a change in net gain (loss) on foreign exchange transactions to a net loss of ~~W~~1,063 billion in 2023 from a net gain of ~~W~~515 billion in 2022, primarily due to increased volatility in exchange rates in 2023.

In addition, a 58.8% decrease in additional impairment loss on credit to ~~W~~279 billion in 2023 from ~~W~~678 billion in 2022, mainly reflecting a general improvement in the overall asset quality of our loan portfolio in 2023, in particular with regard to our large refinery project in the Middle East, contributed to the increase in net income.

For a description of our strategies and policies on derivative products, which we utilize primarily to hedge our risks relating to fluctuations in various foreign currencies and interest rates, see “—Description of Assets and Liabilities—Derivatives.”

Derivatives section (page 23):

Derivatives

The objective in our strategy and policies on derivatives is to actively manage and minimize our foreign exchange and interest rate risks. It is our policy to hedge all currency and interest rate risks wherever possible (taking into consideration the cost of hedging). We use various derivatives, including foreign exchange forwards and options, interest rate swaps, and cross currency swaps. These derivatives are classified as hedging instruments if hedge accounting method is applied, and if not, as trading derivatives for accounting purposes. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2023 and 2022—Note 20.” Under our hedging policy, our net gain (loss) on hedging derivative assets, net gain (loss) on the trading derivative components included in net gain (loss) on financial assets at fair value through profit or loss, net gain (loss) on foreign exchange transaction and net gain (loss) on the fair value hedged items components included in net other operating income (expenses), all as shown in the separate statements of comprehensive income of our financial statements and the notes, generally offset one another to a substantial extent.

Mr. Thomas Kluck

August 26, 2024

p. 6

2.	Please provide a deeper analysis as to what factors caused the hedge ineffectiveness to decrease so significantly between 2022 and 2023.

The ineffectiveness of a hedge relationship is determined by comparing the changes in fair value between the hedged items, which for KEXIM are mostly foreign currency-denominated debentures, and the hedging instruments, such as interest rate swaps and cross currency swaps. The amount of difference between the two is considered to be the amount of hedge ineffectiveness. The underlying parameters that can lead to hedge ineffectiveness include various factors, such as market conditions, credit risks or settings of interest payment between the hedged item and the hedging instrument (as further explained below). Although KEXIM might experience swings in the amounts of its hedge ineffectiveness from time to time due to the foregoing reasons, which the Registrants further explain below, the Registrants respectfully inform the Staff that, as a policy bank, KEXIM manages such metrics in strict compliance with the internal guidelines set forth under its total exposure management system.

Risk Management as a Policy Bank

KEXIM is a special governmental financial institution (also commonly referred to as a “policy bank”) that focuses on the promotion of the export and competitiveness of Korean goods and services in international markets. As a result, KEXIM is treated as a special juridical entity under Korean law and is not subject to certain laws regulating the activities of commercial banks, since KEXIM does not engage in certain activities that commercial banks usually engage in, such as taking of deposits. As a critical instrument in serving the Korean government’s public policy objectives, KEXIM does not seek to maximize its profits, but instead strives to maintain an adequate level of profitability to strengthen its equity base in order to support the growth in the volume of its business. As such, KEXIM seeks to avoid any risk that is not necessary to hedge its material risks arising from its day-to-day operations. In order to fulfill its policy mandate, KEXIM has established various financing facilities that are responsive to the needs of Korean exporters, and as a result, KEXIM deals in hundreds of various foreign currencies and interest rates in any given year in order to meet the various demands of its export-import businesses. This inevitably exposes KEXIM to risks relating to fluctuations in foreign currency exchange rates and interest rates, and as explained in the Registrants’ response to the Staff’s first question above, KEXIM’s hedging strategy involves utilizing a variety of hedging instruments, such as interest rate swaps, cross currency swaps and foreign exchange forwards.

In order to manage various risks arising from entering into such derivative products as described above, KEXIM has established, and follows, strict internal guidelines of its Risk Management Department that set forth the target range of hedge ineffectiveness ratios. As shown below, although the nominal amount of the changes in hedge ineffectiveness between 2022 and 2023 may seem substantial, the ratio of the hedge ineffectiveness to net gains (losses) on hedged items remained fairly stable between the two years, which was 14.00% in 2022 and 13.19% in 2023. These ratios fall within KEXIM’s pre-determined target ratios of hedge ineffectiveness, which means that, from KEXIM’s risk management and hedge effectiveness perspective, its hedging relationships remained effective and manageable in both 2022 and 2023:

	Net gains (losses) on hedged items (A)(1)		Net gains (losses) on hedging instruments(1)		Hedge ineffectiveness recognized in profit (loss) (B)(1)		Ratio of hedge ineffectiveness to net gains (losses) on hedged items (B/A)(2)
	(Korean Won)						(%)
2022	~~W~~	3,150,578	~~W~~	(2,709,371)	~~W~~	441,207	14.00%
2023	~~W~~	(961,954)	~~W~~	1,088,799	~~W~~	126,845	13.19%

(1)	From Note 20(6)4) to KEXIM’s separate financial statements for the years ended December 31, 2023 and 2022.
(2)	Calculated by KEXIM.

As noted in the Registration Statement, KEXIM’s currency and interest rate swap transactions entered into to hedge its risks arising from its derivative products are only incidental to KEXIM’s broader policy objective of promoting the sound development of the national economy by supporting Korea’s export-import businesses. In turn, KEXIM strives to mitigate and minimize the risks that arise from such activities by operating within its risk management target metrics based on guidelines and policies on hedge effectiveness.

Mr. Thomas Kluck

August 26, 2024

p. 7

Underlying Parameters affecting Changes in Hedge Ineffectiveness

In response to the Staff’s question as to why there was such a large decrease in the amount of hedge ineffectiveness recognized in profit/(loss) on KEXIM’s fair value hedges between 2022 and 2023 (~~W~~441,207 million in 2022 to ~~W~~126,845 million in 2023), the Registrants respectfully inform the Staff that it is their view that it was the higher level of volatilities in interest rates and currency exchange rates in 2022 which impacted the valuation changes in both hedged items and hedging instruments in greater numbers, that led to a large amount of hedge ineffectiveness for that year, while credit risk also had an impact on the amount of hedge ineffectiveness in each of 2022 and 2023.

In 2022, the volatilities in interest rates and foreign currency exchange rates were substantial, which were mainly driven by increased uncertainties in the global financial markets due to, among others, the increase in the U.S. Federal Reserve base interest rate, which increased from 0.25% in December 2021 to 4.50% in December 2022, the discontinuation of LIBOR and its replacement by SOFR, and increased uncertainties relating to geopolitical risks, such as hostilities, political or social tensions involving Russia. Due to these volatilities in 2022, the value of hedged items and the value of the relevant hedging instruments experienced greater fluctuations, where the fair value changes in hedged items and hedging instruments amounted to net gains of ~~W~~3,150,578 million and net losses of ~~W~~2,709,371 million, respectively. On the other hand, the volatilities in interest rates and currency exchange rates in 2023 were significantly smaller compared to 2022, which led to a substantially smaller amount of fair value changes in hedged items and hedging instruments, which amounted to net losses of ~~W~~961,954 million and net gains of ~~W~~1,088,799 million, respectively.

In addition, KEXIM believes that credit risk, while not the primary factor, was one of the underlying parameters that affected its hedge ineffectiveness in each of 2022 and 2023. When measuring the fair value of the hedging instrument, KEXIM considers credit risk (associated with the counterparties with which KEXIM enters into derivative contracts) in addition to all other relevant factors. However, when measuring the changes in the fair value of a hedged item, KEXIM only considers the hedged risk, which excludes any credit risk. As a result, the impact of the credit risk would have no offsetting effect on such hedging relationship, thus creating a certain degree of hedge ineffectiveness.

Finally, considering the fact that there are always costs incurred in derivative contracts to the party that wishes to hedge its risks (for KEXIM, such risks are mostly market risks relating to changes in interest rates), it would be fair to say that even though hedging instruments are designed to offset and minimize the risk to the highest level possible, hedge ineffectiveness would inevitably occur. For example, assuming that KEXIM has a foreign currency-denominated debenture (a “hedged” item) in a fixed rate of interest payments to its investors, KEXIM enters into a cross-currency interest rate swap (a “CCIRS”) contract (a “hedging” instrument) where KEXIM makes a USD-denominated floating rate-based payment and receives a certain level of a foreign currency-denominated fixed rate-based payment in return so that KEXIM can mitigate its exposure to the changes in interest rates and currency exchange rates. In this case, the amount of the fixed rate-based payment that KEXIM receives from the counterparty would be priced lower than the equivalent value, or the amount of a floating rate-based payment that KEXIM pays out to the counterparty would be priced higher than the equivalent value, because the price level reflects the cost of hedging the risk in KEXIM’s position. This could also be translated to mean that the counterparty requires a certain level of margin to benefit from taking the risk KEXIM wishes to mitigate for itself by entering into the CCIRS contract.

Mr. Thomas Kluck

August 26, 2024

p. 8

Despite the large swing in hedge ineffectiveness between 2022 and 2023, the Registrants believe that KEXIM’s hedge ineffectiveness was managed properly pursuant to its internal guidelines from a risk management perspective.

In response to the Staff’s comment, the Registrants plan to revise their original response letter dated August 14, 2024 to the Staff’s letter dated July 24, 2024, to add the following to Note 3(6)1) (Hedge accounting) of the Financial Statements, with further revisions shown below, in KEXIM’s future filings:

At the inception of the hedge relationship, the Bank reviews the hedge effectiveness, and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction due to the same risk, which is the hedged risk. The Bank designates the exposure of hedged item opposite the exposure of hedging instruments in order to meet the economic relationship requirement.

The Bank designates the hedge relationship at a one-on-one ratio between the nominal amount of the hedging instrument and the nominal amount of the hedged item. Hedge ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk, ~~or~~ liquidity or market conditions and others) or other differences between the hedging instrument and the hedged item that the Bank accepts in order to achieve a cost-effective hedging relationship.

3.	Please explain the difference between “confirmed guarantees” and “unconfirmed” guarantees, as such terms are used on page 22 of the Registration Statement.

In its ordinary course of business, KEXIM guarantees the financial or performance obligations of its customers (the “Primary Obligors”) owed to their counterparties (the “Beneficiaries”) in various situations, including the performance of contracts or repayment of advances, pursuant to which KEXIM promises to pay or reimburse the Beneficiary if the Primary Obligor fails to fulfill its obligations under its contract with the Beneficiary. Such guarantees are classified as either confirmed or unconfirmed based on whether a determination of the amount of the “primary obligation” has been made. Here, “primary obligation” refers to the amount of liability that the Primary Obligor bears to the Beneficiary, which may be in the form of an advance payment or disbursement of loans, among others.

In general, when KEXIM issues a guarantee, such guarantee is initially classified as an unconfirmed guarantee and remains unconfirmed until the primary obligation has taken place, at which point the Primary Obligor’s obligation to carry out the financial or performance obligation is triggered and the relevant amount of the liability is determined and recorded as the amount of the confirmed guarantee, in accordance with the guidelines set forth by the Financial Services Commission of Korea. Both confirmed and unconfirmed guarantees are recorded as off-balance sheet items of contingent liabilities in the notes to KEXIM’s financial statements.

The time it takes for an unconfirmed guarantee to convert into a confirmed guarantee usually depends on the nature and type of the specific agreement the Primary Obligors and the Beneficiaries have entered into, and thus varies from agreement to agreement. In addition, the amount of the unconfirmed guarantee, when initially recorded, constitutes the maximum amount of liability to be borne by the Primary Obligor under the relevant agreement.

Mr. Thomas Kluck

August 26, 2024

p. 9

The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised the relevant paragraph on page 23 of the Registration Statement, through Amendment No. 1, as follows:

 Guarantees and Acceptances and Contingent Liabilities

We have credit risk factors that are not reflected on the balance sheet, which include risks associated with guarantees and acceptances. Guarantees and acceptances do not appear on the balance sheet, but rather are recorded as an off-balance sheet item in the notes to the financial statements. Guarantees and acceptances include financial guarantees, project-related guarantees, such as bid bond, advance payment bond, performance bond or retention bond, and acceptances and advances relating to trade financings such as letters of credit or import freight. Contingent liabilities, for which the guaranteed amounts were not finalized, appear as unconfirmed guarantees and acceptance items in the notes to the financial statements as off-balance sheet items. Our guarantees are classified as either confirmed or unconfirmed based on whether a determination of the amount of the “primary obligation” has been made, which refers to the amount of liability that the primary obligor bears to its counterparty in an agreement subject to our guarantee. Our unconfirmed guarantees convert into confirmed guarantees once the primary obligation, such as an advance payment or disbursement of loans, among others, has taken place and the amount of the primary obligation has been determined and recorded as the amount of our confirmed guarantees, in accordance with the guidelines set forth by the Financial Services Commission of Korea. Both confirmed and unconfirmed guarantees are recorded as off-balance sheet items of contingent liabilities in “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2023 and 2022—Note 30.”

As of December 31, 2023, we had issued a total amount of ~~W~~43,061 billion in confirmed guarantees and acceptances, of which ~~W~~42,617 billion, representing 99.0% of the total amount, was classified as normal, ~~W~~148 billion, representing 0.3% of the total amount, was classified as precautionary, and ~~W~~297 billion, representing 0.7% of the total amount, was classified as substandard or below.

*   *   *   *   *   *   *

We sincerely hope that the Registrants’ responses above adequately address the Staff’s comments. On behalf of our clients, we thank the Staff for its assistance to date and look forward to its continued assistance in allowing KEXIM to meet its contemplated timetable for the transaction. If the Staff has any questions concerning this letter or Amendment No. 1 or requires any further information, please do not hesitate to contact the undersigned by telephone at +82-2-6353-8020 or by e-mail at jhan@cgsh.com or Anne Saehee Kim by telephone at +82-2-6353-8029 or by e-mail at annekim@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:	Jin Yi, The Export-Import Bank of Korea
Heewon Ko, The Export-Import Bank of Korea